EXHIBIT 1

NSL Capital Management, LLC

303 E Berger Street

Santa Fe, NM 87505

Dear Tandy Brands Shareholder;

Tandy Brands Management recently brought up the matter of a big mistake I made in 2004, for which I have paid the price.  Although I regret not licensing my firearm, I am not embarrassed by my firm belief in the Second Amendment to the U.S. Constitution or in the Due Process of Law provided all American citizens.

I received a misdemeanor involving my firearm in the case the company has mentioned. It is my assertion that Tandy is guilty of sins far worse than DUI or similar misdemeanors.  When a case is set aside in Arizona, it means that the judgment of guilt is dismissed – I am therefore not guilty of the charges the company has mentioned.

 Can the company say the same thing about the charge of DESTROYING TBAC’S SHAREHOLDER VALUE – in my opinion the WORST SIN our trusted management team and board of directors at Tandy Brands could commit? The company argues that given this "recent” indiscretion in my personal life, I am unqualified to represent the beleaguered shareholders of Tandy Brands Accessories.

I have never been accused of mismanaging a public company and would never receive a large pay-out for poor performance. Management has also pointed to my experience... I can tell you this; my experience does not include rapidly destroying the value of a publicly traded corporation while receiving a large salary.

It is my argument that a CEO who loses fifty percent of a company's market value in three quarters and a board of directors who fail to control the risks involved with running a public company should not be rewarded with excessive (or any) compensation – I think their errors in judgment are very relevant to this proxy contest. Tandy Brands Accessories shareholders have lost almost everything with Britt Jenkins in my opinion.  Why should we continue to suffer so that insiders enjoy the trappings of high society life on our dime?

Could it be that the directors and the ex-CEO do not want you, the shareholders, to focus on their own recent indiscretions?  What about the millions of dollars they collectively receive from shareholders yearly as the company's value decreases?  The data is in plain view for all to see in the company's sec filings. The CEO alone has received around $1 million on average for the past ten or more years as we shareholders have lost almost everything (the stock has dropped from $13 per share to under $4 per share in the last year and a half). Britt’s son, Clay Jenkins, receives $150,000 yearly.  Jane Batts received $250,000 this year but where is the justification for this hefty pay in the financial statements?  Where is the return on investment for the TBAC shareholders? Where is the accountability that most major corporations have to their shareholders?

David Lawhon and his son collectively receive around $300,000 yearly. Craig Mackey, the only person in upper management receiving a fair paycheck in my opinion, makes $250,000.  The Board of Directors is costing around $800,000 plus in fees and expenses yearly.  If we add my estimate of the company's convention and travel budget of $2 million plus, and the $500,000 spent yearly to rent a show room in the Empire State Building (I have heard that only 3-5 people work in the NY showroom), and the $500,000 in rent expense for offices in Dallas, we are at $6,000,000 in yearly overhead that needs to be reduced to $1,000,000 or less immediately in my opinion. I'd say that The CEO and the Board of Directors are desperate to distract your attention from the fact that they have lost $50MM in the last 3 quarters while raking in millions for themselves.

More performance accountability to shareholders is needed.   My figures might be approximate, but as I see it, shareholders are paying nearly $6-8 million dollars yearly in overhead to an exclusive small group of people who want to keep it that way. Hiring a new CEO has allowed the gravy train to continue in my opinion. Although highly qualified, we feel the new CEO is not going to have the power to cut SG&A enough to make Tandy as profitable as it could be without changes to the board. Tandy leadership in my opinion wants you, the shareholder, kept in the dark while this small cadre receives 20% of the value of the company EACH YEAR as we the shareholders receive negative ROI on our investments.

NSL Capital owns 5.29% of Tandy Brands Accessories.  Mr. Jenkins owns 5% but gets paid $1,000,000 yearly.  Let us all keep in mind, that much of his stock was handed to him in the form of grants and awards, and not by way of making purchases with cold hard cash as we, the shareholders of Tandy Brands Accessories, have done. It’s time for shareholders to do a better job of minding the store in our opinion.

If elected to the Board I will:

1.     Not accept any form of compensation from the Company other than the appreciation of my 5% ownership interest in the TBAC common stock and a 25,000 fee for expenses related to meetings.

2.     Align the interests of all Company insiders with those of the outside shareholders.

3.     Drastically reduce SG&A expenses including the 6-8 million provided to a select few who own little stock.

4.     Set up a system of awards that focus on the creation of tangible shareholder equity per share.

5.     Use a metric pay scale based for all company executives based on the percentage gain or loss in tangible equity per share per year.

6.     Reward top performers and regain the trust of the Company's best employees.

7.     Focus on the bottom line, growing liquidation value (not shrinking it as Britt Jenkins has done.) by focusing on the company's profitable niche businesses and private label markets while bringing costs in line to sales volumes and gross margins.

8.     We believe that their attempt to find a new CEO will not lower the $6,000,000 yearly discussed earlier and is likely not going to change the present control structure of the company. We cannot place the same people responsible for the overnight disintegration of the company in charge of the cleanup.

9.     Act at all times in the best interest of all stockholders – End the Agency Conflict at Tandy Brands.

10.   Allocate Capital with conservative return expectations and lower the company’s risk of loss.

11.   Maintain and grow the balance sheet by making wise long term investments.

12.   Focus on the bottom line, putting TBAC shareholders first.

I have a solid long-term plan for this company which involves allocating capital in a more conservative, shareholder friendly manner and monitoring costs like a hawk. It is my belief that the company plans on spending more of your hard earned money on themselves, regardless of your performance as a stockholder.

They say:

"Don't let Nick Levis derail the company's plan"

My response is that:

"It is NSL Capital’s belief that the company's plan is to continue to enrich entrenched management and the well paid board of directors at the expense of the shareholder – the time for change is now!"

Please vote and return the Gold Proxy Card sent to you by NSL Capital Management, LLC and throw away the white card sent to you by management. Let’s save what we have left of our investments in TBAC and grow it into the future by voting for thriftiness and shareholder value. NSL Capital and Quark Fund own 370,610 shares of TBAC common stock representing approximately 5% of the company’s outstanding shares.

Sincerely,

Nicholas Southwick Levis

NSL Capital Management, LLC

303 E Berger Street

Santa Fe, NM 87505

505-660-2179

This press release may be deemed to be solicitation material with respect to the candidates proposed by NSL Capital Management, LLC for the Tandy Brands’ Board of Directors. In connection with the proposed candidates, NSL Capital has filed a proxy statement with the Securities and Exchange Commission (“SEC”), to be distributed to the shareholders of Tandy Brands in connection with the election of directors at the 2008 Annual Meeting. SHAREHOLDERS OF TANDY BRANDS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CANDIDATES. The proxy statement will be mailed to shareholders of Tandy Brands and shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.